Pricing Supplement No. 2 Dated June 19, 2007                      Rule 424(b)(5)
                                                             File No. 333-122153
(To Prospectus dated January 27, 2005 and
Prospectus Supplement dated May 9, 2005) relating to First Mortgage Bonds,
Secured Medium-Term Notes, Series F

                                  $140,000,000
                               IDAHO POWER COMPANY
                       6.30% First Mortgage Bonds due 2037
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Title of Securities:              6.30% First Mortgage Bonds due 2037 (the
                                  "Notes")
Principal Amount:                 $140,000,000
Price to Public:                  99.801% payable in immediately available funds
Purchasers' Discount:             0.75%
Proceeds to Us after Discount:    99.051%
Interest Rate:                    6.30%
Original Issue Date:              June 22, 2007
Original Interest Accrual Date:   June 22, 2007
Interest Payment Dates:           June 15 and December 15
Record Dates:                     May 31 and November 30
Maturity Date:                    June 15, 2037
Redemption:                       See "Optional Redemption" below
Form:                             Book-Entry
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                         Banc of America Securities LLC
                                    JPMorgan
                               Wachovia Securities
                               RBC Capital Markets
                             KeyBanc Capital Markets
                          Wedbush Morgan Securities Inc.
                             Wells Fargo Securities


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Optional Redemption:

We may, at our option, redeem the Notes, in whole at any time, or in part from time to time, prior to the maturity date, at a redemption price equal to the greater of:

o    100% of the principal amount of the Notes to be redeemed and

o as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal on the Notes to be redeemed and interest thereon (not including any portion of payments of interest accrued as of the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 20 basis points.

plus in either case interest accrued and unpaid on the principal amount of the Notes to be redeemed to the date fixed for redemption. We will mail notice of any redemption at least 30 days before the date fixed for redemption to each holder of the Notes to be redeemed.

"Treasury Rate" means, with respect to any date fixed for redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date.

"Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

"Comparable Treasury Price" means, with respect to any date fixed for redemption,

         (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or

         (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (a) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such date, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all the quotations received.

"Independent Investment Banker" means any one of the Reference Treasury Dealers that we may appoint.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by the trustee, of the bid and asked


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


prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the date fixed for redemption.

"Reference Treasury Dealer" means (1) Banc of America Securities LLC and its successors, unless it ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), in which case we will substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealers that we may select.

Terms Agreement:

We have entered into a terms agreement with the purchasers of the Notes with respect to the Notes. The purchasers are committed to take and pay for all of the Notes if any are purchased. Subject to certain conditions, each purchaser has severally agreed to purchase the principal amount of the Notes indicated in the table below:

Name                                       Principal Amount of Notes
----                                       -------------------------
Banc of America Securities LLC             $        38,500,000
J.P. Morgan Securities Inc.                         35,000,000
Wachovia Capital Markets, LLC                       35,000,000
RBC Capital Markets, LLC                            10,500,000
KeyBanc Capital Markets Inc.                         7,000,000
Wedbush Morgan Securities Inc.                       7,000,000
Wells Fargo Securities, LLC                          7,000,000
                                           -------------------
Total                                      $       140,000,000
-----                                      ===================


The Notes sold by the purchasers to the public will initially be offered at the initial price to the public set forth on the cover of this pricing supplement. Any Notes sold by the purchasers to securities dealers may be sold at a discount from the initial price to the public of up to 0.45% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the purchasers to certain other brokers or dealers at a discount from the initial price to the public of up to 0.25% of the principal amount of the Notes.


Interest Payment Dates:

We will make interest payments on the Notes on June 15 and December 15 of each year, commencing December 15, 2007, and at maturity. The record date for the June 15 payment of interest will be May 31 and the record date for the December 15 payment of interest will be November 30.


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


Use of Proceeds:

The purchasers will pay the net proceeds from the sale of the Notes to us in immediately available funds. After our receipt of the net proceeds, the Notes will be credited to the purchasers' Depository Trust Company accounts free of payment. We will use the net proceeds from the sale of the Notes to repay a portion of our short-term debt. If we do not use the proceeds immediately, we may temporarily invest them in short-term investments.

Indenture:

We are issuing the Notes as part of a series of first mortgage bonds under our Indenture of Mortgage and Deed of Trust, dated as of October 1, 1937, as amended and supplemented. On May 1, 2007, we entered into a Forty-second Supplemental Indenture to the Indenture of Mortgage and Deed of Trust to increase the maximum amount of obligations to be secured by the Indenture from $1.1 billion to $1.5 billion.

Amended and Restated Selling Agency Agreement:

On June 19, 2007, we entered into an Amended and Restated Selling Agency with each of Banc of America Securities LLC, J.P. Morgan Securities Inc., KeyBanc Capital Markets Inc., RBC Capital Markets Corporation, Wachovia Capital Markets, LLC, Wedbush Morgan Securities Inc. and Wells Fargo Securities, LLC with respect to the issue and sale of our First Mortgage Bonds, Secured Medium-Term Notes, Series F. The Amended and Restated Selling Agency Agreement amends and restates the Selling Agency Agreement, dated May 9, 2005, among the other parties thereto and us and also adds Wedbush Morgan Securities Inc. as a party thereto and removes BNY Capital Markets, Inc. and Piper Jaffray & Co. as parties thereto.


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